

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2013

Via U.S. Mail
Gary Powers
Chief Executive Officer
Tresoro Mining Corp.
1220-666 Burrard Street
Vancouver, BC V6C 2X8
Canada

> **Re: Tresoro Mining Corp.**
> **Form 8-K**
> **Filed May 31, 2013**
> **File No. 000-52660**

Dear Mr. Powers:

We issued comments on the above captioned filing on June 12, 2013. On July 22, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 if you have any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining